UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2017

Commission File Number: 001-33821

VisionChina Media Inc.
(Translation of registrant’s name into English)

c/o Borrelli Walsh (Cayman) Limited
G/F, Harbour Place
103 South Church Street
Grand Cayman
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Bankruptcy or Receivership

VisionChina Media Inc. (In Official Liquidation) (“Registrant”) announces that an Order was made by the Grand Court of the Cayman Islands (“Cayman Court”) on 2 March 2017 (“Order”) appointing Cosimo Borrelli of Borrelli Walsh Limited and Margot MacInnis of Borrelli Walsh (Cayman) Limited as the Joint Official Liquidators of the Registrant (“Liquidators”) as a result of the winding up petition filed with the Cayman Court on 23 February 2017 by the Registrant’s creditors.  Upon the making of the Order, the powers of the directors of the Registrant ceased and the Liquidators are the only authorised representative of the Registrant.

The powers of the Liquidators include, amongst other things, to investigate the affairs of the Registrant and to enter into discussions and negotiations for and on behalf of the Registrant, for the purpose of, but not limited to, restructuring of the Registrant’s business and operations and restructuring or rescheduling of the Registrant’s indebtedness.

An immediate focus of the Liquidators is to gather sufficient information to understand the affairs of the Registrant and determine whether there is merit in facilitating a restructuring of the Registrant as soon as possible.

The Liquidators draw your attention to Section 99 of the Companies Law (2016 Revision) of the Cayman Islands which provides that:

"When a winding up order has been made, any disposition of the company's property and any transfer of shares or alteration in the status of the company's members made after the commencement of the winding up is, unless the Court otherwise orders, void."

Accordingly, any transfer of shares after the filing of the petition on 2 March 2017 is void unless the Cayman Court otherwise orders.

The Liquidators have requested that the United States Securities and Exchange Commission suspend the trading in the Registrant’s shares on the Nasdaq immediately.

Appropriate announcement will be made as and when there are further developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionChina Media Inc.
By:	/s/ Margot MacInnis
	Name:	Margot MacInnis
	Title:	Joint Official Liquidator

Date: 20 April 2017